AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 17, 1997

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


              NOTIFICATION OF ELECTION PURSUANT TO RULE 18F-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940


                SECURITY CAPITAL EMPLOYEE REIT FUND INCORPORATED
                           EXACT NAME OF REGISTRANT



                           NOTIFICATION OF ELECTION


     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule
18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                 SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Chicago and the State of Illinois on the 17th day of April, 1997.


SECURITY CAPITAL EMPLOYEE REIT FUND INCORPORATED


By:     /s/Daniel F. Miranda
           Daniel F. Miranda
           Managing Director


Attest: /s/ Jeffrey C. Nellessen
            Jeffrey C. Nellessen
            Secretary